Item 77D - Deutsche Global Growth VIP and
Deutsche Alternative Asset Allocation VIP (each, a series of Deutsche Variable Series II)

Deutsche Global Growth VIP
Effective on July 14, 2015, Deutsche Global Growth
VIP (the "Fund") adopted an additional non-fundamental investment policy, which reads as follows:
The Fund will generally invest in at least three different countries and will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the Fund's net assets.
For purposes of this non-fundamental policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US.
Deutsche Alternative Asset Allocation VIP
Effective on February 20, 2015, other Deutsche funds in which Deutsche Alternative Asset Allocation VIP (the
"Fund") may invest from time to time may include (1) series of db-X Exchange-Traded Funds Inc., which are managed by DBX Strategic Advisors LLC; and (2) series of DBX ETF Trust, which are managed by DBX
Advisors LLC. Deutsche Investment Management
Americas Inc., DBX Strategic Advisors LLC and DBX
Advisors LLC are all subsidiaries of Deutsche Bank AG.